1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2004.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]    Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]    Yes  ☐    No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]

Yanzhou Coal Mining Company Limited (the “Registrant”) is furnishing under cover of this Form 6-K an English copy of the following documents:

1.	An announcement by the Registrant published in the Hong Kong newspapers on July 8, 2004 regarding the resolutions passed at the 15th meeting of the second session of the board of directors; and

2.	An announcement by the Registrant published in the Hong Kong newspapers on July 9, 2004 regarding the exercise of the over-allotment option in connection with the Registrant’s H share placement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date	July 9, 2004	By	/s/ Chen Guangshui
Chen Guangshui, Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Announcement on resolutions passed

at the 15th meeting of the second session of the board of directors

An announcement was issued by the Company on the same date of this announcement regarding the placing of up to 204,000,000 new H Shares. The said placing was carried out pursuant to an unconditional general mandate to issue, allot and deal with additional shares in the share capital of the Company granted to the Board by the shareholders of the Company at its 2003 annual general meeting held on 25 June 2004, and the resolutions passed by the Board at its meeting held on 7 July 2004.

Pursuant to the relevant PRC regulations, the Company shall also publish the PRC announcement. Pursuant to the disclosure requirement under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, a summary of the PRC Announcement is set out below.

The following is a summary of an announcement made by the Company pursuant to the relevant PRC regulations regarding the resolutions passed by the Board at its meeting held on 7 July 2004 by way of designated newspapers circulated in the PRC (“PRC Announcement”):

A meeting of the board (“Board”) of directors (“Directors”) of Yanzhou Coal Mining Company Limited (“Company”) was held on 7 July 2004 regarding the matters mentioned below. The meeting was convened and held in compliance with the requirements of the PRC Company Law and the Articles of Association of the Company.

A.	To approve the establishment of a special committee (the “Committee”) comprising 2 directors of the Company regarding the issue of additional H shares of the Company (“H Shares”). Subject to the following conditions (“Conditions”), the Committee was authorised to determine whether to additionally issue H Shares upon related conditions being fulfilled pursuant to the authorisation granted by the Company’s 2003 annual general meeting.

(1)	The new issue price shall not be less than the average closing price of H Shares during five trading days prior to the placing, or 88% of the closing price immediately preceding the placing, and shall not be less than HK$7.35 per share.

(2)	The rate of underwriting commission and placing agency fee of underwriter or placing agent for the additional issue shall not be more than 2% of the placing price per share.

(3)	The additional issue has been approved by all regulatory authorities and has met the requirement of the listing rule of the place in which the shares of the Company are listed.

B.	To grant the Committee, if the additional issue of H Shares is confirmed, to exercise the following authorities:

(1)	To confirm the major matters of the new issue of H Shares such as the issue price, the quantity of issue, the time of issue.

(2)	To approve and represent the Company to sign any agreement relevant to the additional issue of H Shares including, but not limited to, the placing and underwriting agreement, intermediary employment agreement and confirmation of employment terms.

(3)	To review and approve and represent the Company to sign statutory documents to be submitted to the relevant regulatory authorities in respect of the additional issue of H Shares.

(4)	To amend the agreements and statutory documents mentioned in items (2) and (3) above in accordance with the requirements of the domestic and overseas regulatory authorities.

(5)	To determine, if necessary, to seal the relevant agreements and statutory documents with the Company’s chop.

(6)	To approve and sign all acts, deeds, documents and other matters deemed by the Committee as necessary for, or appropriate, expedient or relevant to the discussion and approval of this Board meeting. The Committee may grant the authority set out in this clause to a director of the Committee to handle and execute on behalf of the Company any matters related to the additional issue.

C.	The authorisation period of the Committee shall be: 20 days upon approval of the Board of Directors of the Company.

D.	Each H Share placed upon the additional issue shall be entitled to the rights as stated in the Company’s Articles of Association; unless as otherwise provided in the Company’s Articles of Association or the laws and regulations, the rights and obligations of each such H Share shall be the same as the shares held by the Company’s existing H shareholders.

E.	To approve the Company to make amendments to the relevant contents of the Articles of Association upon the additional issue of H Shares, and perform the relevant statutory registration and filing procedures required in the PRC and abroad.

In accordance with the authorisation of the Company’s 2003 annual general meeting, after the additional issue of 204,000,000 H Shares, the following amendments to the Articles of Association shall be made by the Board of Directors:

(1)	In Article 16 of the original Articles of Association, “Subject to the approval of the companies approving department authorised by the State Council, the Company has issued a total of 2,870,000,000 ordinary shares, of which 1,670,000,000 ordinary shares, representing 58.19% of the total number of ordinary shares issued by the Company” shall be amended as:

“Subject to the approval of the companies approving department authorised by the State Council, the Company has issued a total of 3,074,000,000 ordinary shares, of which 1,670,000,000 ordinary shares, representing 54.33% of the total number of ordinary shares issued by the Company, were issued to the promotors at the time of establishment.”

(2)	In Article 17 of the original Articles of Association, “The share capital structure of the Company is as follows:

2,870,000,000 ordinary shares, of which (a) 1,670,000,000 shares, which represent 58.19% of the Company’s share capital, are held by Yankuang (Group) Corporation Ltd. as domestic legal person shares; (b) 1,020,000,000 shares, which represent 35.54% of the Company’s share capital, are held by the H Shares shareholders; and (c) 180,000,000 shares, which represent 6.27% of the Company’s share capital, are held by the A Shares shareholders” shall be amended as:

“The share capital structure of the Company is as follows: 3,074,000,000 ordinary shares, of which (a) 1,670,000,000 shares, which represent 54.33% of the Company’s share capital, are held by Yankuang (Group) Corporation Ltd. as domestic legal person shares; (b) 1,224,000,000 shares, which represent 39.82% of the Company’s share capital, are held by the H Shares shareholders; and (c) 180,000,000 shares, which represent 5.85% of the Company’s share capital, are held by the A Shares shareholders.”

(3)	In Article 20 of the original Articles of Association, “ The registered capital of the Company shall be RMB2,870,000,000. The Company shall register its registered capital with the state industry and commerce department and make the necessary filings with the companies approving department authorised by the State Council and the State Council’s securities authorities.” shall be amended as:

“The registered capital of the Company shall be RMB3,074,000,000. The Company shall register its registered capital with the state industry and commerce department and make the necessary filings with the companies approving department authorised by the State Council and the State Council’s securities authorities.”

The Placing Agreement was entered into on 7th July, 2004 between the Company as issuer and BNP Paribas Peregrine Capital Limited as placing agent and all the conditions mentioned in paragraph A above in relation to the placing were satisfied. Under the applicable regulations of the PRC, the PRC Announcement having the full text of the resolutions passed by the Board on 7th July, 2004 is expected to be issued in designated newspapers circulated in the PRC on 8 July, 2004. Please refer to the website of the Shanghai Stock Exchange at http://www.sse.com.cn for the full text of the PRC Announcement.

By the Order of the Board

Chen Guangshui

Secretary of the Board of Directors

Zoucheng, Shandong, the PRC

7th July, 2004

Notes:

1.	As at the date of this announcement, the board of Directors of the Company comprised of Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Mo Liqi, Mr. Wang Bangjun, Mr. Yang Jiachun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Dong Yunqing as directors and Mr. Fan Weitang, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi as independent non-executive directors.

2.	The translation of RMB into HK$ is based on the exchange rate of RMB1.06=HK$1.00.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

Unless defined herein, terms in this announcement shall have the same meanings as those defined in the announcement (“Announcement”) dated 7th July, 2004 issued by Yanzhou Coal Mining Company Limited.

The Stock Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

The securities of the Company have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. For so long as the securities are restricted securities within the meaning of Rule 144a(3) under the Securities Act and until the expiration of applicable holding periods, the securities will not be eligible for deposit under any unrestricted depositary receipt facility.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

EXERCISE OF OPTION

On 8th July, 2004, BMP Paribas Peregrine as the sole placing agent exercised the Option in full to require the Company to issue 51,000,000 additional new H Shares at the Placing Price of HK$8.30 per H Share.

This announcement is made further to the Announcement in connection with the Placing dated 7th July, 2004.

The Directors announce that the Option was exercised in full by BNP Paribas Peregrine on 8th July, 2004 in respect of the entire 51,000,000 Over-allotment Shares at the Placing Price of HK$8.30 per H Share.

The Placing Shares (including the shares issued pursuant to the Option (“Over-allotment Shares”)) represent 20.0% and about 7.1 % of the existing H Shares in issue and the entire registered capital of the Company respectively prior to the Placing and about 16.7% and 6.6% of the H Shares and the entire registered capital of the Company respectively as enlarged by the Placing (after full exercise of the Option). The aggregate number of the Placing Shares including those placed on both 7th July, 2004 and 8th July, 2004 is 204,000,000. Completion of the Over-allotment Shares is expected to take place on the same date as the completion of the Placing Shares, which is on the second business day after the date of grant of listing approval for the Placing Shares (including the Over-allotment Shares) and is currently expected to take place on or before 14th July, 2004 or such other time or date as the Company and BNP Paribas Peregrine shall agree.

Set out below are the shareholding structures of the Company (a) immediately before the Placing, (b) immediately after the Placing but before the exercise of the Option, and (c) immediately after the Placing and upon full exercise of the Option:

Shareholders	Immediately before the Placing		Immediately after the Placing but before the exercise of the Option		Immediately after the Placing and upon full exercise of the Option
	Number of Shares held	Percentage of shareholding	Number of Shares held	Percentage of shareholding	Number of Shares held	Percentage of shareholding
	(shares)	(%)	(shares)	(%)	(shares)	(%)
Yankuang Group Corporation Limited	1,670,000,000	58.2	1,670,000,000	55.2	1,670,000,000	54.3
Public (A Share)	180,000,000	6.3	180,000,000	6.0	180,000,000	5.9
Public (H Share)	1,020,000,000	35.5	1,173,000,000	38.8	1,224,000,000	39.8

Total	2,870,000,000	100.0	3,023,000,000	100.0	3,074,000,000	100.0

The aggregate net proceeds from the Placing (inclusive of the estimated net proceeds of about HK$0.41 billion upon the exercise of the Option in full) is estimated to be about HK$1.65 billion.

By the Order of the Board

Chen Guangshui

Secretary of the Board of Directors

Zoucheng, Shandong, the PRC

8th July, 2004

Note:	As at the date of this announcement, the board of Directors of the Company comprised of Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Mo Liqi, Mr. Wang Bangjun, Mr. Yang Jiachun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Dong Yunqing as directors and Mr. Fan Weitang, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi as independent non-executive directors.